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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934

                               -----------------

                              ARAMARK CORPORATION
                      (Name of Subject Company (issuer))

                              ARAMARK CORPORATION
                       (Name of Filing Person (offeror))

                CLASS A-1, CLASS A-2 AND CLASS A-3 COMMON STOCK,
                           $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                     [N/A]
                     (CUSIP Number of Class of Securities)

                              BART J. COLLI, ESQ.
            EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              ARAMARK CORPORATION
                              1101 MARKET STREET
                       PHILADELPHIA, PENNSYLVANIA 19107
                                (215) 238-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                               -----------------

                                  Copies to:

      BART J. COLLI, ESQ.                            CHARLES I. COGUT, ESQ.
      ARAMARK CORPORATION                             MARIO A. PONCE, ESQ.
         ARAMARK TOWER                             SIMPSON THACHER & BARTLETT
       1101 MARKET STREET                             425 LEXINGTON AVENUE
PHILADELPHIA, PENNSYLVANIA 19107                    NEW YORK, NEW YORK 10017
         (215) 238-3000                                  (212) 455-2000

                               -----------------

                           CALCULATION OF FILING FEE
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--------------------------------------------------------------------------------

             TRANSACTION VALUATION*               AMOUNT OF FILING FEE
-----------------------------------------------------------------------
                  $330,024,907                          $66,005
-----------------------------------------------------------------------

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 * Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of
   1934, assuming that 14,348,909 shares of class A common stock are purchased for $23 per share.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:   Not applicable. Filing Party: Not applicable.
Form or Registration No.: Not applicable. Date Filed:   Not applicable.

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[_] third party tender offer subject to Rule 14d-1 [_] going-private transaction subject to Rule 13e-3
[X] issuer tender offer subject to Rule 13e-4      [_] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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

   This issuer tender offer statement on Schedule TO relates to an offer by ARAMARK Corporation, a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase, dated December 17, 2001 and the accompanying letter of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) to this Schedule TO) up to 14,348,909 shares of ARAMARK Corporation's class A common stock, par value $0.01 per share, at a price of $23 per share, net to the seller in cash.

   In response to Items 1, 2, 4(a)(1), 4(b), 5, 6, 7, 8, 9, and 11, reference is made to the information set forth in the offer to purchase, which is hereby incorporated by reference.

Item 3. Identity and Background of filing Person.

   (a) ARAMARK Corporation is the filing person. The following table names each person specified in Instruction C to Schedule TO. Each person's business address is ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, and each filing person's business telephone number is (215) 238-3000.

Name                                           Position
----                                           --------
Joseph Neubauer........ Chairman and Chief Executive Officer and Director
Barbara A. Austell..... Senior Vice President and Treasurer
Laurence T. Babbio, Jr. Director
Patricia C. Barron..... Director
Robert J. Callander.... Director
Leonard S. Coleman, Jr. Director
Bart J. Colli.......... Executive Vice President, General Counsel and
                          Secretary
Ronald R. Davenport.... Director
Edward G. Jordan....... Director
Dean E. Hill........... Vice President, Investor Relations
Thomas H. Kean......... Director
James E. Ksansnak...... Director
John M. Lafferty....... Senior Vice President, Controller and Chief Accounting
                          Officer
William Leonard........ President and Chief Operating Officer
Donald S. Morton....... Vice President, Assistant Secretary and Associate
                          General Counsel
Brian G. Mulvaney...... Executive Vice President, Human Resources and Public
                          Affairs
Michael R. Murphy...... Vice President
James E. Preston....... Director
L. Frederick Sutherland Executive Vice President and Chief Financial Officer
Richard M. Thon........ Assistant Treasurer
Karl M. von der Heyden. Director
John J. Zillmer........ Executive Vice President and President, Food and
                          Support Services

Item 4. Terms of the Transaction.

   (a)(2) Not applicable.

Item 10. Financial Statements.

   Not applicable.

Item 12. Exhibits

Exhibit No.                                           Description
-----------                                           -----------
  (a)(1)    Offer to Purchase, dated December 17, 2001, and Form of Letter of Transmittal and Instructions

  (d)(i)    Stock Repurchase Agreement dated as of December 10, 2001 between ARAMARK Worldwide
            Corporation and U.S. Trust Company National Association

  (d)(ii)   Registration Rights Agreement dated as of December 14, 2001 among ARAMARK Worldwide
            Corporation, Joseph Neubauer and each of the other holders listed on Schedule 1 thereto (Exhibit
            4.13 to Amendment No. 1 to Form S-4 filed September 6, 2001, File No. 333-65228, incorporated herein by reference)

Item 13. Information required by Schedule 13e-3

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ARAMARK CORPORATION

                                             /S/ L. FREDERICK SUTHERLAND
                                          By: _________________________________
                                             L. Frederick Sutherland
                                             Executive Vice President and Chief
                                                Financial Officer

Dated: December 17, 2001